EXHIBIT 99.1

Almaden Outlines Ixtaca Project Plans for 2021

VANCOUVER, British Columbia, Feb. 03, 2021 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to provide shareholders with an update regarding its intentions for advancing the Ixtaca project during 2021.

As previously disclosed, Almaden was informed late last year that the Company’s initial environmental impact assessment (“MIA”) in respect of the Ixtaca project did not receive approval from the Mexican federal permitting authority, Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”).

Since that time, the Company has reviewed SEMARNAT’s reasons for not approving the MIA, and engaged in conversations with a range of project and industry stakeholders in Mexico. Almaden remains convinced that the Ixtaca project can be a showcase for modern, responsible mineral development in Mexico. The Company intends to work towards submitting a revised MIA which incorporates additional data presently available to the Company as well as data to be gathered in further field studies.

Morgan Poliquin, President and CEO, commented: "We believe the Ixtaca project has many natural advantages which allow it to make a significant net positive contribution to the local and regional area, and to define new ground in the realm of sustainable mining. Our intention moving forward is to seek opportunities to allow for robust dialogue on the nature of these potential contributions, and to submit a new MIA which clearly reflects the current priorities in Mexico. In the meantime, we also plan to continue to advance high priority exploration targets identified at the property.”

Morgan Poliquin continued, “We are grateful for the input of the people in the local communities who support the project and who are remaining patient with the permitting process. Our ongoing permitting and regional work will continue to view their input as a core driver of both project design as well as programs to optimise the potential for shared value”.

About Almaden

Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chairman
Almaden Minerals Ltd.

Forward Looking Statements

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: SEMARNAT’s notification stating that the Company’s MIA in respect of the Ixtaca project has not received approval; the reasons for SEMARNAT’s decision; and alternatives available to the Company in respect of SEMARNAT’s decision.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions, including assumptions in respect of the Ixtaca Project’s environmental impact and both Almaden’s and SEMARNAT’s positions on the MIA and any new MIA which is submitted. While these views are considered reasonable by the Company, they are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s environmental, mineral tenure, mining and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/